                                                                       Exhibit 3


                        ADDENDUM NO. 1 TO THE APPLICATION

                    TO OPEN AN ACCOUNT DATED DECEMBER 22,1998




                                     Between




                               BANK HAPOALIM B.M.



                                       and



                        CABLES OF ZION UNITED WORKS LTD.



                                December 29, 1998


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                                TABLE OF CONTENTS


1.    DEFINITIONS AND INTERPRETATIONS..................................    1

2.    FACILITY ........................................................    5

3.    AVAILABILITY AND DISBURSEMENT ...................................    5

4.    INTEREST AND DEFAULT INTEREST ...................................    6

5.    ADDITIONAL INTEREST .............................................    6

6.    REPAYMENT AND PREPAYMENT.........................................    7

7.    PLACE AND MANNER OF PAYMENT; TAXES...............................    8

8.    APPLICATION OF PAYMENTS..........................................    9

9.    CHANGES IN MARKET CONDITIONS.....................................    9

10.   REPRESENTATIONS AND WARRANTIES...................................    9

11.   SECURITY.........................................................   10

12.   UNDERTAKINGS AND COVENANTS ......................................   11

13.   EVENTS OF DEFAULT................................................   12

15.   OTHER RIGHTS OF THE BANK.........................................   14

18.   FINANCIAL STATEMENTS.............................................   15

19.   ACCEPTANCE OF ORDERS AND NOTICES NOT REDUCED TO WRITING..........   16

20.   ADMINISTRATION OF THE FACILITY...................................   16

21.   THE BORROWER'S DUTY TO NOTIFY....................................   16

23.   EXPENSES.........................................................   17

24.   ESSENTIAL PROVISIONS.............................................   17

25.   DISCLOSURE OF INFORMATION........................................   17

26.   NOTICES..........................................................   17

27.   GOVERNING LAW AND PLACE OF JURISDICTION..........................   17

28.   CURRENCY INDEMNITY...............................................   18


                        ADDENDUM NO. I TO THE APPLICATION
                   TO OPEN AN ACCOUNT DATED DECEMBER 22, 1998
                    as signed on the day 29 of December 1998

                                     Between



                               BANK HAPOALIM B.M.

              of 50 Rothschild Blvd., Tel Aviv Israel (the "Bank")


                                       and


                        CABLES OF ZION UNITED WORKS LTD.

         of 18 Lishanski Street, Rishon Le-Zion, Israel (the "Borrower")


WHEREAS the Borrower has requested the Bank to grant, and the Bank agrees, on and subject to the terms of this Agreement, to grant, to the Borrower, a credit facility on terms and conditions as set down in this Agreement;

WHEREAS all the credit which will be granted by the Bank under this Agreement will finance the Acquisition of the Business
          Activities of Cvalim as defined in the Agreement and the funding of the Borrower's other business activities;

NOW THEREFORE it is hereby agreed and declared between the parties as follows:


1.   DEFINITIONS AND INTERPRETATIONS

     1.1. Definitions

          In this Agreement, the following words and expressions shall bear the following meanings unless the context otherwise requires:

          "ADVANCE" means each borrowing of a portion of the Facility by the Borrower.

          "AUTHORISED CURRENCY" means any or all of the following: U.S. Dollars Deutch Mark, French Franc, Pound Sterling (UK), Swiss Franc, Euro and Yen.

          In any case that any Advance was made available to the Borrower in currency other than U.S. Dollars, in order to calculate the money available to the Borrower on account of the Facility the countervalue of the Advance in U.S. Dollars will be the rate customarily used in the Bank for converting such currency to U.S. Dollars on the Disbursement Date.

          "ACQUISITION OF THE BUSINESS ACTIVITIES OF CVALIM". The acquisition of the business activities of Cvalim - the Electric Wire 8 Cable Company of Israel Ltd. which includes the production capabilities, inventory, goodwill etc. regarding the productions and marketing of wires and cable products.

          "AVAILABILITY PERIOD"    (a)  for Term Loan Credit means a period of
                                        2 (two) years from the date hereof
                                        through DECEMBER 31, 2000.

                                   (b)  For Revolving Line of Credit: a period
                                        of 5 (five) years from the date hereof
                                        through DECEMBER 31, 2003.

          The "BANK" means, Bank Hapoalim B.M. and any of the branches or office of the Bank in Israel, now or hereafter existing, wherever they may be and the respective successors and permitted assignees of the Bank.

          The "BANKS BOOKS" means, any books, records, statements of account, any copy thereof, card catalogues, pages, films, any means of storage and retrieval of data for purposes of electronic computers and any other means of storage and retrieval of data, and any copies of the foregoing.

          "BANKING DAY" means a day on which banks are open for business in Tel Aviv, London and the principal centr of the country of the relevant Authorised Currency.

          "BOND RATE" means the arithmetic mean of the gross yield to maturity (rounded upwards, if necessary, to four decimal places)as published by the Tel-Aviv Stock Exchange Ltd. ("TASE"), of all the series of fixed rate bonds issued by the State of Israel and listed on the TASE, and having a remaining period until maturity of 18 - 30 months, denominated in NIS and fully linked to the Israeli consumer price index, in each of the seven trading dates of the TASE immediately preceding the beginning of the relevant rate period.

          "CREDIT"          Term Loan Credit
                            Revolving Line of Credit

          "DISBURSEMENT DATE" with respect to each Advance means a Banking Day upon which an Advance is actually disbursed.

          "DISBURSEMENT REQUEST" means the request for an Advance in the form of Exhibit "A" duly signed by the Borrower.

          "FACILITY"     (a)  For Term Loan Credit: up to US$53,000,000 (Fifty
                              Three Million United States Dollars).

                         (b) For Revolving Line of Credit: up to US$30,000,000 (Thirty Million United States Dollars).

          "FIXED LINKED RATE" means the rate of interest which is applied by the Bank at the time of the relevant Disbursement Request to reflect the Bank's wholesale rate of interest for credits linked to the Israeli consumer price index, before application of any margin, for the purpose of determining the rate of interest to be charged by the Bank in respect of Cost of Living Index based loans to its customers in amounts similar to the amount of the relevant credit and for similar periods for such credit.

          "INTEREST"

          (a)  for Term Loan Credits:

               (i) for Term Loan Credits in Authorised Currency - Libor plus the Margin.

               (ii) for Term Loan Credits in NIS - the Bond Rate plus the Margin or the Fixed Linked Rate plus the Margin.

          (b)  for Revolving Line of Credit:

               (i)  for loans in Authorised Currency - Libor plus the Margin.

               (ii) for loans in NIS - On Call credit not to exceed the "Prime
                    Rate" minus 1.1% p.a. for all other credit - as shall be agreed between the Bank and the Borrower. The interest mentioned in clause (b)(i)and (ii)above will be valid for a period of 2 (two) years commencing on the day of signature of this Agreement. The Borrower will have the right that the above rate of interest shall apply also for a period of 1
                    (one), 2 (two)or 3 (three)years following such period (" The Three Year Period"), provided that within 30 (thirty)days from the date of the Acquisition of the Business Activities of Cvalim becomes effective the Borrower will notify the Bank of its request and provided further that the Borrower will pay the Bank a commitment fee in the amount of USD 25,000 per each year, together with such notice. Otherwise the rate for the Three Year Period will be set in accordance with the best terms generally available to similar customers and similar credits in similar circumstances at the time of providing each credit.

          "INTEREST PERIOD" means with respect to each Advance for which interest is calculated on a quarterly basis:

          (a) The period commencing on and including the Disbursement Date of the respective Advance and ending on the last day of the Quarter following the Disbursement Date (hereinafter "THE FIRST INTEREST PERIOD"); and

          (b)  every Quarter succeeding the First Interest Period.

          With respect to Advances for which interest is calculated on a Semi-annual basis:

          (a) The period commencing on and including the Disbursement Date of the respective Advance and ending on the last day of the Semi-annual period following the Disbursement Date (hereinafter "the First Interest Period"), and

          (b)  every Semi-annual period succeeding the First interest Period.

          "LIBOR" means the rate of interest (expressed as an annual rate) determined by the Bank as hereinafter provided to be the arithmetic mean (rounded up, if necessary, to the nearest whole multiple of 1/8%)of the (i)rates for Eurocurrency deposits in the relevant Authorised Currency offered to the Bank for the respective Interest Period which appears on the FRBD page for US Dollars, Euro, Pound Sterling (UK), Deutch Marks the FRBF page for French Francs and the FRBE page for Swiss Francs and Japanese Yen of the Reuters Screen as of 11:00 a.m. London time, two Banking Days prior to the commencement of the respective Interest Period, or (ii) if Clause (i) above is inapplicable, the rates of interest communicated to, and at the request of, the Bank, by or on behalf of the principal London offices of the Reference Banks or any two of them, as being the rates at which they would offer to the Bank deposits in the relevant Authorised Currency in the London Interbank Eurocurrency Market, for the respective Interest Period as of 11:00 a.m. London time two Banking Days prior to the commencement of that respective Interest Period, or
          (iii) if Clauses (i) and (ii) are inapplicable, the rates of interest communicated to and at the request of, the Bank, by at least two other banks in London Interbank Eurocurrency Market, at the rates at which such banks would offer the Bank a deposit in the relevant Authorised Currency for the respective Interest Period as of 11:00 a.m. London time, two Banking Days prior to the commencement of that respective Interest Period.

          "MARGIN": (1) for Term Loan Credits:

               (a)  in Authorised Currency - 1%per annum.

               (b)  in NIS -

                    (i)  for loans on a Bond Rate basis: 1.3%per annum

                    (ii) for loans on a Fixed Linked Rate basis: 0.7%per annum

          (2)  For Revolving Line of credit:

               (a)  in Authorised currency 0.4% p.a.

               (b) in NIS - (i) for On Call Credit - not to exceed the Prime Rate minus 1.1% p.a. (ii) for all other credits as shall be agreed upon between the Bank and the Borrower

          "NIS" - New Israeli Shekel.

          "ON CALL CREDIT" means credit granted in NIS on a revolving overnight basis.

          "PRIME RATE" means the arithmetic mean of the rate announced by the Bank as its Prime Rate from time to time and applicable to all its customers.

          "QUARTER" means each of the three month periods; from the 1st January through the 31st March; from the 1st of April through the 30th of June; from the 1st of July though the 30th of September; and from the 1st of October through the 31st of December in each year.

          "REFERENCE BANKS" means Bankers Trust Company, Barclays Bank PLC and National Westminster Bank PLC.

          "REVOLVING LINE OF CREDIT" means credit granted during the Availability Period for a period of up to 12 (twelve)months (Renewable upon Borrower's Request during the Availability Period)from the Disbursement Date.

          "SEMI-ANNUAL PERIOD" means a six months period from 1st of January through the 30th June; from 1st of July though the 31st December in each year.

          "TERM LOAN CREDIT" means credit granted for a period of 10 (ten) years from the Disbursement Date.

     1.2. INTERPRETATIONS

          (a) This Agreement forms an integral part of the Borrower's applications to open an account and the general conditions for operating an account which have been signed by the Borrower in the Bank ("the applications to open an account").

          (b) Unless otherwise agreed the Borrower's obligations in this Agreement are in addition to those contained in the Application to open an account and nothing in this Agreement shall derogate from any of the Banks rights under the Applications to open an account.

          (c) In the case of any contradiction between this Agreement and the Application to open an account the provisions of this Agreement shall govern.

          (d)  In this Agreement -

               (i)  the singular includes the plural and vice versa;

               (ii) the masculine gender includes the feminine gender and vice versa.


2.   FACILITY

     The Borrower hereby requests the Bank to grant, and the Bank hereby agrees, on and subject to the terms and conditions of this Agreement to grant, to the Borrower, Advances up to the outstanding principal amount of the Facility to be advanced during the Availability Period. It is agreed that an amount of at least US$43,000,000 (Forty Three Million United States Dollars)of the Term Loan Credit will be disbursed on account of the Term Loan Credit not later than the date on which the Acquisition of the Business Activities of Cvalim is effective and in any event not later than January 15, 1999 and provided all conditions set out in Sections 10,11,12 of this Agreement are complied with to the extent applicable and provided that the Borrower shall notify the Bank that the above acquisition has become effective.


3.   AVAILABILITY AND DISBURSEMENT

     In order to induce the Bank to provide the Borrower advances under the Facility, the Borrower must furnish the Bank, 5 (five) Banking Days before the date which the Advance is requested, a Disbursement Request. The sum requested in each Advance for Term Loan Credit shall be not less than US$1,000,000 (One Million United States Dollars), The Revolving Line of Credit on an On Call basis will be made available provided the Borrower has signed an agreement regarding the conditions upon which the Bank will provide the Borrower such credit. Such On- Call Credit shall not be denied or called from Borrower unless at that time the Bank shall deny or call same from most its customers. The Borrower may on the last day of every Interest Period subject to giving a 30 (thirty)days prior written notice convert the currency on which an Advance was made available to it to another currency of the Authorised Currency or to NIS loan based on the Bond Rate or the Fixed Linked Rate (the "Converted Amount"). In such case the Converted Amount shall bear Interest according to the terms specified in this Agreement for Advances given on such Authorised Currency or NIS.

     Loans granted in NIS on the Bond Rate basis may be converted to Authorised Currency every 2 (two) years on the date of computing the Bond Rate interest as specified in section 4 (b) below. Loans granted in NIS on the Fixed Linked Rate basis may be converted to Authorised Currency or to Bond Rate basis subject to payment of Loss of Profit pursuant to section 6(c) below.


4.   INTEREST AND DEFAULT INTEREST

     (a)  Interest shall accrue on the Advances disbursed under the Facility.

     (b) The interest for Term Loan granted on a Bond Rate basis will be computed every 2 (two) years as of the date of each drawdown as follows: one month before the end of the relevant 2 (two) years period the Borrower will notify the Bank if it wishes the interest to be on the Bond Rate basis or the Fixed Linked Rate. If the Borrower chooses the Fixed Linked Rate basis, the interest for the following 2 (two) years will be 0.7% p.a. If the Borrower chooses the Bond Rate basis, the Bank will notify the Borrower the Margin which will be applicable to such 2 (two) years period it being understood and agreed that such margin may be higher, lower or equal to 1.3% p.a.

          If the Borrower does not notify the Bank which rate basis it has chosen then the interest for the following two year period will be the Fixed Linked Rate plus 0.7% p.a.

     (c) All Interest payable hereunder shall be due and payable on the last Banking Day of each Interest Period, according to the Borrowers choice as set out in the Disbursement Request, as of the day which the principal to which such interest relates was disbursed.

     (d) Interest for Loan in Authorized Currency payable under this Agreement shall be computed on the basis of actual number of calendar days elapsed divided by 360. Interest on loans granted on NIS shall be computed on the basis of actual number of calendar days elapsed divided by 365.

     (e) If the Borrower does not repay the outstanding balance of the Credit on the date specified therefor or if the Borrower does not repay any sum which he is obliged to pay the Bank pursuant to this Agreement, then that sum shall carry default interest at the rate of 4% per annum in excess of the rate of interest applicable to the Credit (hereinafter - "Default Interest") from the due date of payment of that sum - or if there is no due date for the payment thereof from the date of the Bank's demand to pay same in accordance with the terms hereof and up to 7 (seven) Banking Days from that date and rate of interest of 5.5% p.a. in excess of the rate of interest applicable to the Credit for such sums after the said period of 7 Banking Days and until its actual payment.

     (f) Default Interest shall be calculated by the Bank on the daily, weekly or other balances outstanding, as the Bank in its discretion shall decide, and shall be paid by the Borrower or capitalised at the end of each quarter, or any other period as the Bank shall decide in its sole discretion.

5.   ADDITIONAL INTEREST

     The Borrower shall pay the Bank from time to time the additional amounts (hereinafter "the Additional Interest") which as reasonably determined by the Bank will be necessary to compensate the Bank for any actual increased costs of the Advances incurred by the Bank by reason of the following:

     (a) any obligation under any law or under any agreement with, or any valid demand imposed on the Bank by, the Bank of Israel and/or by any other competent authority in Israel or abroad following the execution hereof;

          (i) to hold liquid assets to any degree or in any currencies in connection with the disbursing of the Advances and/or the continued funding of the Advances; and/or

          (ii) to pay and/or make provision for any payments whatsoever to the State of Israel and/or the State Treasury and/or any other competent authority in connection with the disbursing of the Advances and/or the continued funding of the Advances.

     (b) The aforesaid shall apply provided that the Bank will notify the Borrower in writing of any increased cost upon the Bank becoming aware of the same, and provided such obligation or demand then applies to all Banks in Israel.

     (c) Without derogating from the provisions of Clause 5 hereof, the Borrower may, after receipt of the demand referred to in this clause, notify the Bank that it will prepay, on the last day of the current Interest Period or within 30 days from the Bank's above notice, whichever is later the whole (but not part only)of the outstanding balance of the Credit which was granted on Authorised Currency; whereupon the Borrower shall prepay to the Bank the outstanding balance of such Credit together with accrued interest thereon and all other amounts owing to the Bank hereunder.


6.   REPAYMENT AND PREPAYMENT

     (a) Each Advance shall be repaid to the Bank in Quarterly or Semi-annual Period payments of principal as the case may be on the last day of every Quarter or Semi-annual Period as the case may be, beginning on the first Interest Period succeeding 2 (two)years following the Disbursement Date.

     (b) The Borrower may, on the last Banking Day of any Interest Period and upon giving at least 30 (thirty) days prior written notice to the Bank (which shall be irrevocable and shall constitute an undertaking by the Borrower to prepay accordingly) prepay the principal indebtedness of the Authorised Currency Advances without premium or penalty in whole or in part (such part being in each instance not less than US$l,000,000 (One Million United States Dollars). Advances granted in NIS which bear interest under the Bond Rate basis may be prepaid every 2 (two)years from the Disbursement Date of such Advance without any premium or penalty providing the Borrower has given a 30 days prior written notice.

     (c) If the Borrower chooses to prepay any portion of the principal of NIS Advances on a Fixed Linked Rate basis then together with the prepaid amount on account of the principal amount of such Advances, the Borrower shall pay to the Bank an amount equal to the loss of profit caused to the Bank by reason of such prepayment (hereinafter "the Loss of Profit"). For the purposes hereof, the Loss of Profit shall mean the difference between (i) the whole of the amounts which the Bank would have earned on the prepaid amounts (had such prepayment not have been effected) by way of linkage to the Index and interest in accordance with the provisions hereof from the date of prepayment and until the agreed date of repayment as stipulated in Subsection (a) above, and (ii) the amounts which the Bank could earn on such prepaid amount by investing same in bonds of the State of Israel or any other entity deemed by the Bank to have a "AAA" rating, (linked to the Index in whole or in part if and is available) for a similar period. The Bank shall calculate the amount of the Loss of Profit and shall give the Borrower notice of such amount not later than 7 (seven) days before the date of prepayment. The amount so calculated shall be deemed the actual Loss of Profit and shall be binding on the Borrower.

     (d) If any payment due by the Borrower under this Agreement falls due on a day which is not a Banking Day such payment shall be made on the next day which is a Banking Day unless it would thereby be made in the next calendar month, in which case such payment will be made on the immediately preceding Banking Day.

     (e) Where any instalment on account of the Facility falls due in a calendar month in which any interest Period ends, the due date of said instalment shall, if necessary, be deferred to the last day of said Interest Period so as to ensure that the due date for payment on account of the Facility and the due date for payment of interest in any such case are one and the same.


7.   PLACE AND MANNER OF PAYMENT; TAXES

     (a) All payments to be paid by the Borrower hereunder shall be made to the Bank free of any taxes, deductions or charges and without set-off or counterclaim, in lawful and freely transferable currency of the Advances and in funds available to the Bank at the Branch the Borrower received the Advances or at any other place in Israel nominated by the Bank and not prohibited for that purpose by any applicable law provided that 30 (thirty) days prior written notice thereof shall have been given to the Borrower by the Bank.

     (b) (i) Notwithstanding the provisions of Section 7(a) above, in the event that the Borrower is required under the laws of the State of Israel to deduct or withhold any amount in respect of income tax on payments of interest payable hereunder, the Borrower shall be entitled to make such deduction or withholding, provided always that in any such case the Borrower shall furnish to the Bank forthwith adequate tax receipts in respect of any such deduction or withholding, in form and substance as required under the tax legislation.

          (ii) In the event that the Borrower shall not furnish to the Bank any available tax receipts as aforementioned and that the said income tax authorities will not treat any such deduction or withholding as a payment on account of the Bank's income tax for reasons not related to the Bank, the Borrower shall take all customary steps necessary to obtain the said tax receipts, the payment of interest under this Agreement, as well as other payments due to be paid by the Borrower to the Bank under this Agreement, shall be increased to such amount as is necessary to yield and remit to the Bank interest at the rate specified in this Agreement after provision for payment of such tax. The Borrower shall, at the request of the Bank, execute and deliver to the Bank such instruments as may be necessary or desirable to give full force and effect to such increase in the interest. The Borrower shall timely issue the adequate tax receipts.

          (iii) The Borrower shall indemnify the Bank against any losses or costs actually incurred by it by reason of any failure to make any such deduction or withholding or by reason of any increased payments not being made on the due date for such payment.

          (iv) In the event all or a portion of such deduction or withholding is returned to the Bank, the Bank shall return the same sum to the Borrower.

          (v) The Borrower shall promptly deliver to the Bank any receipts, certificates or other proofs evidencing the amounts (if any)paid or payable in respect of any deduction or withholding as aforesaid.


8.   APPLICATION OF PAYMENTS

     Every sum, payment or credit of every kind whatsoever, which shall be paid or received to the Borrower's Credit or in favour of the Borrower, from realisation of any security which has or will have been given by the Borrower or others on it's behalf, shall serve for repayment of the Facility, Additional Interest, Default Interest, Interest, commissions payable by the Borrower (hereinafter - "Commissions")and other payments, in the following order of precedence:

     (1) firstly, to the discharge of all the costs and expenses incurred and which may be incurred pursuant to this Agreement;

     (2) secondly, to the discharge of the sums becoming due to the Bank by reason of any terms of linkage or on account of interest, damages, commissions, fees, charges and expenses due and becoming due to the Bank pursuant to this Agreement;

     (3) thirdly, to the discharge of the principal amount of the sums according to this Agreement.


9.   CHANGES IN MARKET CONDITIONS

     (a) If at any time by reason of changes affecting the Eurodollar Interbank Market, the Bank is unable, due to circumstances beyond its control, to determine the LIBOR, or there shall be no objective possibility for the Bank to refinance itself in the Authorised Currency in respect of the then outstanding balance of the principal amount of the Facility then and in any such event the Bank shall give written notice as soon as possible to the Borrower to that effect.

     (b) The Bank shall then offer the Borrower an alternative basis (the "Substitute Basis")for the continuation of the Facility, which shall retain to the extent possible the same conditions applicable to the Credit the Substitute Basis may include alternative currencies or alternative rates of interest taking into account the outstanding balance of the principal amount of the Facility. The Substitute Basis shall be binding upon the Borrower and shall take effect in accordance with its terms from the date specified in the Bank's notice.

     (c) If the Borrower determines that it does not wish to continue to borrow the Facility or part thereof under the Substitute Basis, it shall so notify the Bank within 60 (sixty) days of receipt of the Banks written notice specifying such Substitute Basis whereupon the outstanding balance of the principal amount of the Facility coupled with interest accrued and accruing thereon at a rate prevailing during the last Interest Period in respect of which LIBOR and the rate of interest has been determined shall thereupon become immediately due, owing and payable.


10.  REPRESENTATIONS AND WARRANTIES

     (a) The Borrower is a company duly organised and validly existing under the laws of the State of Israel and has the power and authority to carry on and conduct its business as currently conducted and to own its property and other assets.

     (b) The Borrower has the power to execute, deliver and perform its obligations under this Agreement and to borrow the amount of the Facility; all necessary actions have been taken to authorise the execution, delivery and performance of this Agreement and all other documents to be executed and delivered by it in connection with same or pursuant thereto.

     (c) This Agreement constitutes a valid and legally binding obligation of the Borrower and the Bank, enforceable in accordance with its terms.

     (d) The execution and delivery of, the performance of the Borrower's obligations under, and in compliance with the provisions of this Agreement will not (i) contravene any existing applicable law, statute, rule or regulation or any judgement, decree or permit, to which the Borrower is subject, (ii) conflict with, or result in any breach of any, of the terms of, or constitute a default under, any agreement or other instrument to which the Borrower is a party or subject or by which the Borrower is bound, (iii) contravene or conflict with any provisions of the the Borrower's Memorandum or Articles of Association.

     (e) To the Borrower's knowledge no event has occurred and is continuing that constitutes, or that, with the giving of notice or the lapse of time or both, would constitute an event of default specified in section 13 hereof or would constitute a default under any agreement or instrument evidencing any indebtedness of the Borrower, and no such event will occur upon the provision of the Facility.

     (f) No consent or approval of, a notice to, any creditor of the Borrower is required by the terms of any agreement or instrument evidencing any indebtedness of the Borrower for the execution or delivery of, or the performance of the obligation under this Agreement.

     (g) There are no actions, proceedings or claims pending, or to the Borrower's knowledge threatened, the adverse determination of which might have a materially adverse effect on the Borrower's financial condition or impair its ability to perform its obligations under or affect the validity or enforceability of this Agreement.


11.  SECURITY

     As security for the due and punctual payment of the Credit and the performance of other Borrowers obligations under this agreement the following securities will be given by the Borrower and/or on its behalf to the Bank:

     (a) A first priority floating charge and pledge over all the Borrower's assets.

          6 (six)months after the first drawdown of the Term Loan Credit and pursuant to the Borrowers request the Bank shall consent to the Borrower's creating a floating charge of the same nature as the charge the Borrower created in the Banks favour for the benefit of other Israeli banks, provided that such other Israeli banks will sign an agreement in form and substance as customarily executed by the banks according to the terms of which the Bank will be entitled to receive 80%of the net proceeds from the realization, of said floating charge.

     (b) The Borrower will create in the Bank's favour a first ranking fixed charge over all the Borrower's rights in the land situated in Rishon-Le-Zion, Sha'ar Hanegev and Eilat.

     In any case where any deed of charge serves as security for the payment of the above sums or for the performance of the undertakings herein contained, it is hereby expressly stipulated that the deed of charge forms an integral part of this Agreement and all the terms and conditions, declarations and obligations contained in the deed of charge form an integral part of this Agreement and are included herein. It is also hereby expressly stipulated that this Agreement shall not operate so as to derogate from or alter the deed of charge, unless otherwise intended therein. For the removal of doubt, the provisions herein regarding immediate repayment, set-off, lien etc., shall govern.


12.  UNDERTAKINGS AND COVENANTS

     (a) The Borrower undertakes and covenants that from the date of this Agreement and as long as any monies owing by the Borrower under this Agreement :

          (i) It will not declare or pay any dividend other than when the ratio between Shareholders Equity to the Total Assets for the immediately preceding 12 calendar months reaches 40% and when the Total Assets is not less than USD 70 million.

               (1) In computing the above ratio the Bank will not take into account the loan granted by the Borrower to the Israel Electric Company Ltd. according to tenders no. 589635, 616314, 596053 or on additional loan granted by the Bank to the Borrower in that respect.

                    (2) In any event the payment of dividend will be executed only after the Borrower has repaid the sum due to the Bank during the current calendar year in which the dividend is to be paid

          (ii) As of the financial statement from the year 2001 onwards, the EBITDA will equal not less than USD 13,250,000 , calculated and converted to US Dollars basis so long as the Financial Reports of the Borrower are on NIS basis, as the average of the Representative Rate of Exchange of the NIS to the US Dollar on the last day of the last 4 (four)quarters preceding such calculation. For the purpose hereof, "EBITDA" shall mean, for any calendar year, the net income, less interest income and profits/losses of an extraordinary nature, plus the sum of interest expenses, taxes, depreciation, charges of any extraordinary nature, amortization and all other non-cash charges as evidenced by the audited financial statements of the Borrower for such calendar year.

          (iii) The Borrower will inform the Bank about any investment which is not done in the ordinary course of its main business activities which is over 10%(ten percent)of its Shareholders Equity.

     (b) In addition to all conditions set forth above, the Revolving Line of Credit will be available to the Borrower provided the following covenants computed with respect to the two immediately preceding calendar quarters, are complied with:

          (i) The ratio of the Shareholders Equity to the Balance Sheet will not be less than 25%. In any event the Borrower will cease to present its financial statements in NIS linked to the Israeli consumer price index and such financial statements will be presented in US Dollars then the above ratio will not be applied and will be replaced by a new ratio as will be agreed between the Bank and the Borrower.

          (ii) The percentage of the Operating Income from Sales shall not be less than 4%.

          (iii) The ratio between Current Assets and Current Liabilities will not be less than 1.

          (iv) In computing the above ratios for the years 1999 and 2000, expenses which were utilised for the reorganisation of the Borrower as a result of the acquisition of the Business Activities of Cvalim will not be taken into account, and the loans mentioned in Section 12(a)(i)1 above

          (v) All the terms used in section 12 shall be interpreted according to generally accepted accounting principles in the State of Israel from time to time.

     (c) (i) The Borrower will provide the Bank all financial reports, interim and annual, as required by the Tel-Aviv Stock Exchange from publicly traded companies. Notwithstanding the above the Bank has no objection that the Borrowers financial statements will be on a USD basis provided that the above financial statement will comply with USA, GAAP reporting principles as long as the Borrower will provide the Bank such reports on a quarterly basis.

          (ii) The Borrower will provide the Bank quarterly reports specifying all credits granted by all financial institutions to the Borrower at that date, and semi-annual reports in which the Borrower will specify the status of the Borrowers Inventory, and provide details reasonably satisfactory to the Bank with respect to the Borrower Receivables and Payables, all as reasonably demanded by the Bank.

          (iii) Borrower will provide the Bank a 10 Banking Days prior written notice in the case of early repayment of a debt in an amount exceeding $5,000,000.

          (iv) There will be no change in the control over the Borrower. For this purpose "control" means the holdings of Superior Telecom Inc. ("Superior") directly or indirectly in the Borrower's issued share capital shall not be less than 40%at all time and provided that at all times Superior will have the majority of the Borrower's Board of Directors.


13.  EVENTS OF DEFAULT

     Without derogating from the generality of this Agreement, the Bank shall be entitled to demand the immediate payment of all the above sums in any one of the events enumerated below by giving the Borrower written notice, in which case the Borrower undertakes to pay the Bank all the above sums, and the Bank shall be entitled to debit any of the Borrowers accounts with any of the above sums and to take whatever steps it sees fit for the collection thereof and in particular to realise on the account the securities by any means permitted by law. The events are as follows:

     (a) If the Borrower commits a material breach of or fails to perform any material term and conditions herein contained or of any other material obligation which the Borrower has incurred or may incur towards the Bank in relation to any Advance granted or which may be granted pursuant to this Agreement or if it transpires that any material declaration or representation made by the Borrower in relation to the granting of any Advance pursuant hereto is materially false or inaccurate provided the Bank has notified the Borrower's 30 (thirty)days in advance and Borrower failed to cure same within said period.

     (b) If the Borrower adopts a voluntary winding up resolution without the Bank's prior written consent or if an order for winding up is made against it or if its name is struck out or is about to be struck out from any official register kept by law.

     (c) If a receiver is appointed over all or substantially all of the Borrowers assets, or if an order is made against the Borrower for receivership or an interim liquidator or special manager is appointed over such assets and the appointment of such interim liquidator or special manager is not cancelled within 10 days of its appointment.

     (d) If an attachment or similar process of execution is levied against all of or substantially all of the Borrower's assets or any substantial part of them or against any collaterals given by it or on its behalf to the Bank and such an attachment is not cancelled within 30 days of its issuance.

     (e) If there is a change in ownership or control over the Borrower without the Bank's prior written consent. Change in ownership or control means that Superior Telecom Inc. has ceased to hold directly or indirectly at least 40% of the paid up share capital of the Borrower.

     (f) If the Borrower ceases to pay substantially all of the Borrower's debts.

     (g) If work at the Borrower's business ceases or is substantially curtailed for 3 (three) consecutive months or more. The Bank shall apply reasonable discretion in exercising its rights under this section.

     (h) If the Bank in its reasonable discretion considers that a material occurrence has taken place which is most likely to prevent the Borrower from performing its obligations hereunder towards the Bank;

     (i) if the Borrower falls behind in the payment of any amount owed by it to the Bank for more than 7 (seven)days after the Bank has given the Borrower prior written notice of 7 days.

     (j) If the Borrower does not furnish the Bank with periodic financial statements, as provided in section 18 hereof, or if the Borrower is required so to do and it does not comply with any such requirement within 30 days after being given a written notice.

     (k) If there is a decrease in the number of the Borrower's shareholders and/or members below the minimum number required by law.

     (l) If, in the discretion of the Bank reasonably applied, a material deterioration has occurred in the value of the collateral security for the payment of the Secured Sums i.e. where the proceeds according to the Banks reasonable discretion that will be received from the realization of such collaterals can not cover the amount of the Secured Sums, provided that in such case the Bank has notified the Borrower 30 (thirty)days in advance of its intention to act according to this clause and the Borrower has not furnished additional adequate security to the reasonable satisfaction of the Bank within that period;


14. If the Borrower does not repay any of the above sums on the expiration date of the Advance or upon same becoming due for immediate repayment pursuant to section 13 hereof, (each of such dates being hereinafter called - "the due date of payment") then the above sums shall carry Default Interest from the due date of payment until their actual and final payment.

15.  OTHER RIGHTS OF THE BANK

     (a) Subject to the following the Bank shall have the right of possession, lien and set-off over any amounts, assets and rights including securities, Bank notes, documents in respect of goods, insurance policies, bills, assignments of rights, deposits, collaterals and their countervalue held at the Bank at any time for the Borrower or on its behalf including such as have been delivered to the Bank for collection, security, safe-keeping or otherwise. in case the Bank is entitled to Immediate repayment under section 13 above and to the extent of such payment Subject to the following the Bank shall be entitled to retain the said assets until payment in full of the above sums or to realise them by selling them and applying the countervalue thereof in whole or in part to the payment of the above sums.

     (b) In case the Bank is entitled to immediate repayment of the Credit according to section 13 above, without derogating from the Bank's right of lien in accordance with sub-paragraph (a)above, the Bank may at any time, but subject to the following shall not be obliged:

          (i) To apply to any amounts owed by the Borrower, any amounts owed to it by the Bank in any account or manner or for any reason (even before the maturity of the amounts owed to it by the Bank as aforesaid).

          (ii) To purchase for the Borrower's account, any amount in foreign currency which may be required for payment of any of the amounts owed by it, or to sell any foreign currency standing to the Borrower's credit at the Bank and to apply the proceeds to the payment of any of the amounts owed by the Borrower.

          (iii) To debit any of the Borrower's accounts with any of the amounts owed by the Borrower, irrespective of whether the Borrower has been called upon to effect payment thereof pursuant hereto or not.

          (iv) The Bank may effect set-off without any prior notice. as stated in sub-section B(i), (ii) and (iii) above. However in the following cases the Bank may effect such set- off by giving the Borrower 10 (ten)days written notice prior to effecting such set-off:

               (1)  In case of applying any amounts prior to their maturity.

               (2) In case of applying any time deposit which but for such application would have been automatically extended or renewed, so that certain rights or benefits would have accrued to the Borrower.

               (3) Notwithstanding sub-clause (b)(iv)(1) above, if the delay in effecting such application might be detrimental to the Bank or adversely affect any of its rights, such application may be made without such notice.

          Moreover, where notice has been sent to the Borrower and in the course of the 10 (ten)day period an attachment order or a receivership notice affecting the Borrower is received or a similar event occurs, such application may be made immediately.

     (v) Any purchase or sale under sub-clause (b)(ii)above, shall be effected at the rate of exchange prevailing at the Bank, out of the amounts in Israeli currency or foreign currency, as the case may be, standing to the Borrower's credit at the Bank, or which may be obtained by realising as aforesaid collaterals given or which may have been given by the Borrower to the Bank.

          The term "the rate prevailing at the Bank" shall mean, with respect to any purchase of foreign currency for the Borrowers account, the highest rate for cheques and transfers at which the Bank at any relevant time generally sells to its customers the relevant foreign currency against Israeli currency, in addition to any conversion charge, tax, levy, compulsory payments or any other similar payments; and with respect to any sale of foreign currency from the borrower's account, the lowest rate for cheques and transfers at which the Bank at any relevant time generally purchases from its customers the relevant foreign currency against Israeli currency, after deducting any conversion charge, tax, levy, compulsory payments or any other similar payments.

     (vi) Subject to the aforesaid the Borrower hereby declares that it is aware of the fact that in such cases where the Bank may use its rights of set-off prior to the maturity of any of the Borrowers deposits or any part of them, the Borrowers rights may be affected (for example in relation to interest rates, linkage differences, exchange differences, rights to bonuses or loans, tax exemptions or reductions, deductions at source, including the right not to be debited with charges and fees necessarily resulting from making any such set-off, if according to the terms governing any such account it had such rights). Nevertheless, the Borrower agrees to bear such costs and charges incurred by making any such set-off.

16. Subject to the aforesaid the Bank shall be entitled at any time to debit any of the Borrower's accounts with any sum due or which shall be due from it in any way and apply any sums received from or for it, to whichever account it may see fit and to pass any amount standing to the Borrowers credit to any other account, as it may see fit.

17. (a) The Borrower hereby confirms that the Bank's Books, accounts and entries shall be deemed to be prima facie correct and shall be prima facie evidence against it in all their particulars, including all reference to the calculation of the above sums, the particulars of the bills, guarantees and other securities and any other matter related hereto.

     (b) The Borrower hereby confirms receipt of the Bank's notification that according to the Protection of Privacy Law, 5741-1981:

          (i) All the particulars furnished or which may be furnished by the Borrower to the Bank may be used by the Bank in the normal course of its operations at its own discretion in connection with this Agreement;

          (ii) All the particulars furnished or which may be furnished by the Borrower to the Bank shall be stored in keeping with the Bank's requirements from time to time in data bases of the Bank and/or of suppliers to the Bank from time to time of computer and data processing and warehousing services and the Borrower hereby confirms its agreement thereto.


18.  FINANCIAL STATEMENTS

     The Borrower confirms that it is aware that since it is obliged by law to prepare periodic financial statements, the furnishing of such financial statements to the Bank in accordance with the regulations for the supervision of banks and/or of the Bank of Israel and/or any provision of law is condition precedent for the provision of Facility, and it undertakes to furnish same as aforesaid, in the form laid down by law or in accordance with generally accepted accounting principles and with such regularity as may be required by the Bank from time to time according to applicable rules and regulations.


19.  ACCEPTANCE OF ORDERS AND NOTICES NOT REDUCED TO WRITING

     The Bank shall be entitled, in its sole discretion to accept or refuse any orders or notices given verbally, by telephone or by any other mode which is not reduced to clear and legible writing. In the event that the Bank agrees to act on the Borrowers instructions or requests not being an instruction in writing in the usual way, the Borrower accepts all responsibility for any mistake, misunderstanding, or discrepancy and for any damage, loss or breach which may be caused as a result of such instructions being so given.


20.  ADMINISTRATION OF THE FACILITY

     The Bank may administer the Facility or any part thereof by booking same with any of its branches, whether in Israel or abroad. The Bank may at any time and from time to time at its own discretion and without any consent being required from the Borrower, transfer the administration of the Facility or any part thereof from one branch of the Bank to another, whether in Israel or abroad, without prejudice to the Borrower.


21.  THE BORROWER'S DUTY TO NOTIFY

     (a) The Borrower undertakes to notify the Bank in writing of any contention or objection it may have, if any, in connection with any statement, extract of any account, confirmation or notice received from the Bank including information received through any automatic terminal facility of which the Borrower is specifically aware.

     (b) Without derogating from the other provisions of this Agreement, any waiver, extension, concession, acquiescence or failure to act (hereinafter: "waiver") on the Bank's part as to the non-performance, partial performance or incorrect performance of any of the Borrower's obligations pursuant to this Agreement, such waiver shall not be treated as a waiver on the part of the Bank of any rights, but as a limited consent given in respect of the specific instance.

22. The Borrower hereby undertakes to notify the Bank within 7 (seven)Banking Days of becoming aware of the following:

     (a) of any claim of right filed to court in the sum of at least $1,000,000 to any collateral security given or which may be given to the Bank pursuant hereto and/or of any execution or injunction proceedings or other steps taken to attach, preserve or realise any such security.

     (b)  of any of the events enumerated in section 13 above.

     (c)  of any change of address.

     (d) of any application for winding-up the Borrower's affairs which is filed against the Borrower or by the Borrower as well as the adoption by the Borrower of a resolution for voluntary winding-up and/or merger.

     (e) of any application to appoint a receiver over all or substantially all of the Borrower's property.


23.  EXPENSES

     All of the expenses in preparing this Agreement as agreed with the Borrower, the stamping thereof, and all and any expenses customary at the Bank involved in the enforcement thereof or in the realisation of the securities for the enforcement thereof, (including fees of the Bank's advocates)shall be paid by the Borrower to the Bank upon the Banks first written demand. From the date the demand was made until payment in full, the aforesaid expenses together with the interest thereon, shall be secured by the securities mentioned in section 11 hereof. Moreover, the Bank may debit any account of the Borrower with the aforesaid expenses together with interest thereon by giving written notice.


24.  ESSENTIAL PROVISIONS

     Sections 2, 4, 6, 8, 9, 10 as to material representations and warranties only, 11 as to material provisions of the Deed of Charge/Debenture, 12 a(l)(1)(2), 13, 15 and 18 are essential provisions of this Agreement.


25.  DISCLOSURE OF INFORMATION

     Any branch or agency of the Bank on whose books any Credit or any part thereof is recorded may disclose to the Head Office of the Bank or if required by law to the Bank of Israel, the Examiner of Banks, the Controller of Foreign Exchange or any person acting under their authority or to any other regulatory authority having jurisdiction over such branch or the Head Office of the Bank, for delivery by the latter to any such regulatory authorities, such information about the Borrower or any Credit granted on the strength hereof as may be required by such regulatory authorities or as the branch of Head Office of the Bank may reasonably deem is required by law.


26.  NOTICES

     The Bank may give any notice pursuant hereto by sending same to the Borrower. Any notice sent by the Bank to the Borrower by registered mail according to the address first above written or according to any other address in Israel of which the Borrower shall advise the Bank in writing shall be deemed to be prima facie evidence that such notice has been received by the Borrower within 72 hours of the time of dispatch of the letter containing the notice. A certificate in writing signed by the Bank shall be prima facie evidence as to the time of dispatch of any such notice. The Bank will send a copy of such notice by fax to Superior Telecom Inc. through the following fax number 212-7573423. A certificate originated from the fax evidencing the same shall be conclusive evidence to its dispatch.


27.  GOVERNING LAW AND PLACE OF JURISDICTION

     (a) This Agreement shall be construed in accordance with the laws of the State of Israel.

     (b) For the purposes hereof the exclusive place of jurisdiction shall be the competent court of law in Israel situated in the city Tel Aviv - Jaffa.

28.  CURRENCY INDEMNITY

     The Borrower agrees to indemnify the Bank against any loss incurred by it as a result of any judgement or order being given or made for the payment of any of the above sums and such judgement or order being expressed in a currency other than the currency in which such sums are payable and as a result of any variation having occurred in the rates of exchange between the date on which any such sum becomes due pursuant hereto and the date of actual payment thereof. The foregoing indemnity shall constitute a separate and independent obligation of the Borrower and shall apply irrespective of any indulgence granted to the Borrower from time to time and shall continue in full force and effect notwithstanding any such judgement or order provided that such judgment has not declared this section to be invalid or ruled in contrary of this section.



AND IN WITNESS WHEREOF THE BORROWER HAS SIGNED



                                        ----------------------------------
                                        CABLES OF ZION UNITED WORKS LTD.

                                   EXHIBIT "A"

                      DISBURSEMENT REQUEST (NO. __________)




TO:  BANK HAPOALIM B.M.



     RE: REQUEST FOR ADVANCE ON ACCOUNT OF THE FACILITY UNDER THE CREDIT AGREEMENT DATED AS OF __________199___. (THE "AGREEMENT").

          ---------------------------------------------------------------
          ---------------------------------------------------------------

1. Unless the context otherwise requires, words and expressions defined in the Agreement shall have the same meaning when used in this Request.

2. We hereby request an Advance on account of the Term Loan Credit/Revolving Line of Credit of the Facility in the amount of ______________________ in ________________ (name of currency) to be paid on a Quarterly /Semi-annual basis.

3. We hereby give you an irrevocable instructions to credit the proceed of the Advance to our Account No. ____________ with the ______________ Branch of the Bank on ______________ (date).




                                        ----------------------------------
                                        CABLES OF ZION UNITED WORKS LTD.